UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: March 20, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 19, 2007, entitled “CNOOC Ltd. Made New Exploration Progress in Bohai Bay.”

Item 1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Made New Exploration Progress in Bohai Bay

(Hong Kong, March 19, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today its new independent discovery, Bozhong (BZ) 28-2E, indicating a new progress in the Company’s exploration in the Yellow River Mouth Sag of Bohai Bay.

BZ28-2E is located between BZ 28-1 and BZ 28-2S oil fields in Bohai Bay.

The discovery well BZ 28-2 E-1 is located in the south of Structure BZ 28-2E in the Yellow River Mouth Sag. The well penetrated oil pay zones with total thickness of 35 meters and gas sections of 35 meters. The well was drilled to a total depth of 2,575 meters with water depth of about 20 meters.

During the drill stem test, the well was tested to flow at an average rate of 1,600 barrels of oil per day from the oil zones via 7.14mm and 14.29mm chokes, and approximately 10 million cubic feet of gas per day from the gas layer via 15.08 mm choke.

Mr. Zhu Weilin, Vice President of the Company and General Manager of the Exploration Department commented, “I am happy to declare this exciting result in our exploration. Since 2006, CNOOC Ltd. has made 4 discoveries in the Yellow River Mouth Sag of Bohai Bay. We hope to develop a large-scale cluster of oil and gas fields in the future.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail:  carol.wong@knprhk.com